Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 1, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Managed Portfolio Series (the “Trust”)
Securities Act Registration No: 333-172080
Investment Company Act Registration No: 811-22525
Principal Street High Income Municipal Fund (S000058558)

To Whom It May Concern:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Principal Street High Income Municipal Fund (the “Fund”), respectfully requests the withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
508	9/3/2021	485APOS	000089418921006423

Post-Effective Amendment No. 508 was filed for the purpose of adding a new class identifier for the Fund, an existing series of the Trust. The Trust is filing this application for withdrawal due to a clerical error in requesting a new class identifier for the Fund. Post-Effective Amendment No. 508 has not yet become effective and no securities have been sold in connection with Post-Effective Amendment No. 508. Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 508 is consistent with the public interest and the protection of investors.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Joseph M. Destache at (414) 765-5384.

Sincerely,

/s/ Joseph Destache
Joseph Destache
Secretary
Managed Portfolio Series